SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2
DOUBLE HULL TANKERS, INC.
(Name of issuer)
COMMON STOCK
(Title of Class of Securities)
Y21110104
(CUSIP NUMBER)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

-----------

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to the "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

Page 1 of 8 pages

13G
Cusip No. Y21110104	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) OSG INTERNATIONAL, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The Republic of the Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6	SHARED VOTING POWER 13,351,500
7	SOLE DISPOSITIVE POWER 0
8	SHARED DISPOSITIVE POWER 13,351,500
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,351,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 44.5%**
12	TYPE OF REPORTING PERSON CO

** Based on the 30,006,250 shares of Common Stock of the Issuer issued and outstanding as of October 13, 2005 as reflected in the Issuer's Prospectus (the "Prospectus") filed on such date with the Securities and Exchange Commission pursuant to Rule 424(b)(1) relating to Registration No. 333-128460.

13G
Cusip No. Y21110104	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) OVERSEAS SHIPHOLDING GROUP, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6	SHARED VOTING POWER 13,351,500
7	SOLE DISPOSITIVE POWER 0
8	SHARED DISPOSITIVE POWER 13,351,500
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,351,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 44.5%**
12	TYPE OF REPORTING PERSON CO

** Based on the 30,006,250 shares of Common Stock of the Issuer issued and outstanding as of October 13, 2005 as reflected in the Issuer's Prospectus filed on such date with the Securities and Exchange Commission pursuant to Rule 424(b)(1) relating to Registration No. 333-128460.

CUSIP No. Y21110104                            13G                                 Page 4 of 8 Pages

Item 1(a).   Name of Issuer:

The name of the issuer is Double Hull Tankers, Inc. (the "Issuer" or the "Company").

Item 1(b).   Address of the Issuer's Principal Executive Offices:

The Company's principal executive offices are located at 26 New Street, St. Heller, Jersey JE23RA, the Channel Islands.

Item 2.(a).   Name of Person Filing:

This statement is being filed by:

(i)	OSG International, Inc. ("OIN").; and
(ii)	Overseas Shipholding Group, Inc. ("OSG")

Item 2(b).   Address of Principal Business Office, or, if None, Residence:

The address of the registered office of OIN is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960.

The address of the principal office of OSG is 666 Third Avenue, 5th Floor, New York, New York 10017, U.S.A.

Item 2(c).   Citizenship:

OIN is a corporation organized under the laws of the Republic of the Marshall Islands. OSG is a corporation organized under the laws of the State of Delaware.

Item 2(d).   Title of Class of Securities:

The title and class of securities is common stock, par value $.01 per share (the "Common Stock")

Item 2(e)   CUSIP Number:

The CUSIP Number of the Common Stock is: Y21110104

CUSIP No. Y21110104                            13G                                 Page 5 of 8 Pages

Item 3.  If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act,

(b)	☐	Bank as defined in Section 3(a) (6) of the Act,

(c)	☐	Insurance Company as defined in Section 3(a) (19) of the Act,

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,

(e)	☐	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b) (1) (ii) (F),

(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b) (1) (ii) (G),

(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

(i)	☐	A Church Plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act of 1940,

(j)	☐	Group, in accordance with Rule 13d-1(b) (1) (ii) (J).

If this statement is filed pursuant to Rule 13d-1(c), check the box.        ☐

Item 4.   Ownership

There are 30,006,250 shares of Common Stock issued and outstanding based on the Company's Prospectus.

OIN is the record holder of 13,351,500 shares (the "Shares") of Common Stock, constituting 44.5% of the shares of Common Stock based on the foregoing number of outstanding shares of Common Stock. OIN acquired all of the Shares prior to the initial public offering by the Company of its Common Stock in October 2005. OSG, directly and indirectly, owns all of the capital stock of OIN and as a result is deemed to share with OIN the voting and disposition of the Shares.

CUSIP No. Y21110104                            13G                                 Page 6 of 8 Pages

Item 5.  Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.  Identification and Classification of the Subsidiary which Acquired the
             Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.   Identification and Classification of Members of the Group.

Not Applicable.

Item 9.   Notice of Dissolution of Group.

Not Applicable.

Item 10.  Certification.

Not Applicable

CUSIP No. Y21110104                            13G                                 Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: February 10, 2006	OSG INTERNATIONAL, INC.
By: : /s/James I. Edelson
Name: James I. Edelson Title: Vice President and Secretary

Dated: February 10, 2006	OVERSEAS SHIPHOLDING GROUP, INC.
By: : /s/Myles R. Itkin
Name: Myles R. Itkin Title: Senior Vice President, Chief Financial Officer and Treasurer

CUSIP No. Y21110104                            13G                                 Page 8 of 8 Pages

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated February 10, 2006, between Overseas Shipholding Group, Inc. and OSG International, Inc.